Monthly Report - October, 2012

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month   Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts       (7,333,633)   (17,570,811)
Change in unrealized gain (loss) on open         (2,147,626)   (22,897,791)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury            (8,273)       (57,911)
      obligations
   Change in unrealized gain (loss) from U.S.       (58,972)       (31,130)
      Treasury obligations
Interest Income 			             73,518        729,583
Foreign exchange gain (loss) on margin
       deposits 				      7,748        166,033
				                 -----------    -----------
Total: Income 				          (9,467,238)  (39,662,027)

Expenses:
   Brokerage commissions 		           2,652,840     32,868,062
   Management fee 			              54,623        537,702
   20.0% New Trading Profit Share 	                   0              0
   Custody fees 		       	                 246        101,161
   Administrative expense 	       	             140,295      1,670,231
					           ------------  -------------
Total: Expenses 		                    2,848,004     35,177,156

Net Income(Loss) - October, 2012                $  (12,315,242)  (74,839,183)

		STATEMENT OF CHANGES IN NET ASSET VALUE

			            	     Managing      Unit
				  	       Owner 	   Holders     Total
Net Asset Value (483,761.728       $  9,188,490    509,238,009   518,426,499
units) at September 30, 2012
Addition of 		 	              0      3,915,344     3,915,344
3,396.489 units on October 1, 2012
Redemption of 		 	             0    (21,223,671)   (21,223,671)
(20,370.510) units on  October 31, 2012*
Net Income (Loss)- October, 2012    $  (171,720)   (12,143,522)  (12,315,242)
         			     ------------   -------------    ----------


Net Asset Value at October 31, 2012
(466,924.236 units inclusive
of 136.529 additional units) 	       9,016,770    479,786,160   488,802,930
            			     =============  ============= ==============


		GLOBAL MACRO TRUST OCTOBER 2012 UPDATE
                      Year to Date     Net Asset
Series	  October ROR  ROR	  Value per Unit    Units   Net Asset Value
--------- --------  ------------  -----------  -----------  -------------
Series 1   (2.41)%   (11.59)%   $   1,038.89  438,013.959  $  455,050,312
Series 2   (2.05)%   (8.25)%    $   1,157.81      242.952  $      281,293
Series 3   (2.03)%   (8.06)%    $   1,164.98   27,360.782  $   31,874,780
Series 4   (1.87)%   (6.51)%    $   1,221.96    1,306.543  $    1,596,545

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Co-chief Executive Officer
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




			November 9, 2012
Dear Investor:


The Trust posted a loss during October as uncertainties concerning worldwide growth and inflation, fiscal and monetary policies, and political developments continued to restrict the development of sustained, exploitable trends. Consequently, fractional losses were sustained in trading interest rates, currencies, energy, metals, and soft and agricultural commodities, while trading of stock indices was marginally positive.

Rising interest rates led to losses on long U.S., Australian and British note and bond futures.
Stock market performance was mixed for the month. Long index futures positions for South Africa, the Netherlands, France, the U.K., Hong
Kong, Turkey, Australia and the Euro Stoxx 50 were profitable. These profits were partially offset by losses from long stock futures positions in the U.S., Taiwan, China and Sweden indices.

Foreign exchange rate movements were erratic recently. Short dollar positions versus the Korean won and Singapore dollar were profitable, but short dollar trades against the currencies of Canada, Chile, Colombia, Mexico, India and New Zealand were somewhat more unprofitable.
Short euro trades and long Aussie dollar positions relative to a number of currencies produced small losses. Non-trend trading of currencies was also unprofitable.
A long RBOB gasoline trade was unprofitable as prices eased somewhat when demand weakened with slower economic activity while supplies were abundant. Trading of natural gas was also slightly unprofitable.

Long positions in precious metals generated losses as prices declined. In industrial metals, the gain from a short aluminum position was offset by the loss from a long lead trade that was subsequently closed.

As grain prices declined, small losses were sustained on long wheat, soybean, soybean meal, and corn positions. A short soybean oil trade was marginally profitable. Livestock trading was marginally negative. Short Arabica coffee and sugar positions produced profits that slightly outweighed the losses from short cotton and long cocoa positions.



    Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman